April 2, 2025	Orrick, Herrington & Sutcliffe LLP

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United States Securities and Exchange Commission	Boston, MA 02116
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100 F Street NE	Albert W. Vanderlaan
Washington, D.C. 20549	E avanderlaan@orrick.com
D +1 617-880-2219

Attn:	Sarah Sidwell

Evan Ewing

Re:	Serve Robotics Inc. Post-Effective Amendment on Form S-3 Filed March 6, 2025 File No. 333-281113

Ladies and Gentlemen:

On behalf of our client, Serve Robotics Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Post-Effective Amendment on Form S-3 that was filed with the Commission on March 6, 2025 contained in the Staff’s letter dated March 20, 2025 (the “Comment Letter”).

For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Post-Effective Amendment on Form S-3 filed March 6, 2025

General

1.	We note your disclosure that this post-effective amendment is being filed to update the Form S-1 registration statement (File No. 333-274547) to include, among other things, the company’s December 31, 2024 audited financial statements. However, we also note that the registration statement has not been updated since it was declared effective on December 14, 2023 and included audited financial statements for the year ended December 31, 2022. Under Section 10(a)(3) of the Securities Act, “when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than sixteen months prior to such use.” Please tell us whether you engaged in the offer or sale of your securities using the prospectus during which time the audited financial statements in the prospectus were not current.

Response: To the knowledge of the Company, after due inquiry of the Company’s transfer agent and related stock transfer records, the Company is not aware of any offers or sales of the Company’s common stock using the prospectus during the period in which the audited financial statements were not current.

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April 2, 2025

Please do not hesitate to contact Albert Vanderlaan at (617) 880-2219 of Orrick, Herrington & Sutcliffe LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Orrick, Herrington & Sutcliffe LLP

Orrick, Herrington & Sutcliffe LLP

cc:	Ali Kashani, Serve Robotics Inc.

Brian Read, Serve Robotics Inc.

Evan Dunn, Serve Robotics Inc.